Yulong Eco-Materials Limited

Eastern End of Xiwuzhuang Village

Jiaodian Town, Xinhua Area

Pingdingshan, Henan Province

People’s Republic of China

Phone: +86-375-8888988

May 11, 2015

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

100 “F” Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Pamela Long

Mr. Craig Slivka

Mr. Leland Benton

Ms. Patricia Do

Ms. Jeanne Baker

Re:	Yulong Eco-Materials Limited Amendment No. 5 to Registration Statement on Form S-1 Filed April 21, 2015 File No. 333-201170

Ladies and Gentlemen:

Set forth below are the responses of Yulong Eco-Materials Limited (the “Company”) to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated May 4, 2015, regarding the above-referenced matter. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

We also enclose a marked draft of the proposed Amendment No. 6 (“Amendment No. 6”) to the Company’s Registration Statement on Form S-1 filed on April 21, 2015 (the “Registration Statement”) containing revisions that have been made in response to the Staff’s comments.

The Offering, page 4

1.	You state in your supplemental response to comment 5 of our letter dated April 10, 2015 that you do not state that you will require the proceeds from this offering to make your recycling plant operational, but that you will “complete the recycling plant by purchasing an additional 70 haul trucks.” Please revise your disclosure here and on page 27 to accurately reflect your use of the proceeds of this offering to purchase trucks rather than to complete your recycling plant.

Response: We have revised our disclosures throughout the Registration Statement as follows:

The second to last sentence in the bullet point paragraph at the beginning of page 2:

We intend to use the net proceeds from this offering to add another production line for the brick plant, and acquire 70 additional hauling trucks to support the recycling plant.

The first bullet point of “Use of Proceeds” on page 4:

●	approximately $12.9 million in connection with Yulong Renewable’s operations, to add another production line for the new brick plant, and acquire 70 additional hauling trucks to support the new recycling plant; and

The first bullet point of “Use of Proceeds” on page 27:

●	approximately $12.9 million in connection with Yulong Renewable’s operations, to add another production line for the new brick plant, and acquire 70 additional hauling trucks to support the new recycling plant; and

The first sentence of the last paragraph under “Capital Resources” on page 36:

We intend to use the net proceeds from this offering in connection with Yulong Renewable’s operations, to add another production line to the new brick plant, and acquire 70 additional hauling trucks to support the new recycling plant.

The last sentence of the second paragraph on page 57:

If we fail to receive such registrations or approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our ability to timely add another production line to the new brick plant or acquire additional hauling trucks to support the new recycling plant.

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Use of Proceeds, page 27

2.	Please clarify whether you will use the capital contribution method or loan method to remit the proceeds of this offering to your operating companies in China.

Response: After consulting with our PRC counsel, we intend to use the capital contribution method to remit the proceeds. We have revised our disclosures throughout the Registration Statement as follows:

The second paragraph of the risk factor beginning at the bottom of page 13:

Any loans by us to our PRC subsidiary, which is treated as a foreign-invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations.  For example, loans by us to Yulong WFOE to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE.  The current amounts of approved total investment and registered capital of Yulong WFOE are approximately $140,000 and $100,000, respectively, which means Yulong WFOE cannot currently obtain loans in excess of $40,000 from our entities outside of China. We may also decide to finance Yulong WFOE by means of capital contributions.  These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart.  With respect to the proceeds we expect to receive from this offering, we intend to them as capital contribution to Yulong WFOE after consulting with our PRC counsel. Thus, Yulong WFOE would, immediately after the completion of this offering, apply with the PRC Ministry of Commerce or its local counterpart to raise its registered capital and total investment amounts by at least the net amount of the proceeds. Once approved, we would be able to remit the proceeds as capital contribution to Yulong WFOE and deposit them directly into its foreign currency account. In addition, we will most likely finance the activities of our consolidated affiliated entities with the proceeds from this offering in RMB from Yulong WFOE to our consolidated affiliated entities.

The second paragraph after the bullet points under “Use of Proceeds” on page 27 as follows:

In using the proceeds of this offering, as an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding to Yulong WFOE only through loans or capital contributions, subject to satisfaction of applicable government registration and approval requirements.  See “Business—Regulations—Regulations on Foreign Exchange” for a description of the registration process. After consulting with our PRC counsel, we intend to use the proceeds as capital contribution to Yulong WFOE, and intend to commence such registration immediately after the completion of this offering, but we cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiary and consolidated affiliated entities or to make additional capital contributions to our PRC subsidiary, which may materially and adversely affect our liquidity and our ability to fund and expand our business.” We will then mostly likely finance the activities of our consolidated affiliated entities with the proceeds in RMB from Yulong WFOE to our consolidated affiliated entities.

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The first paragraph after the bullet point at the top of page 57 as follows:

After consulting with our PRC counsel, we intend to use the proceeds as capital contribution to Yulong WFOE. Thus, Yulong WFOE would, immediately after the completion of this offering, apply with the PRC Ministry of Commerce or its local counterpart to raise its registered capital and total investment amounts by at least the net amount of the proceeds. Once approved, we would be able to remit the proceeds as capital contribution to Yulong WFOE and deposit them directly into its foreign currency account.

3.	Please clarify how long the funds that you will be placing into an account for the sole purpose of indemnifying the underwriters’ representative will be restricted from your use, here and on page 85.

Response: We have revised our disclosure in the last paragraph under “Use of Proceeds” on page 27 as follows:

Notwithstanding the foregoing, we have agreed with the representative of our underwriters to deposit $600,000 from the net proceeds that we will receive in this offering into an account for the sole purpose of indemnifying the representative against liability in connection with this offering, which amount will remain in such account for two years from the closing of this offering.

And our disclosure in the third paragraph under “Underwriting” on page 85 as follows:

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof. Additionally, we have agreed to deposit $600,000 from the net proceeds that we will receive in this offering into an account for the sole purpose of indemnifying the Representative against liability in connection with this offering, which amount will remain in such account for two years from the closing of this offering.

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We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned or our attorney Francis Chen of LKP Global Law, LLP, at (424) 239-1890 or fchen@lkpgl.com.

Very truly yours,

Yulong Eco-Materials Limited

/s/ Yulong Zhu
Yulong Zhu
Chief Executive Officer

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